Filed Pursuant To Rule 433

Registration No. 333-209926

February 3, 2017

Gold Demand Trends Full Year 2016
A four-year high in investment drove price gains and demand growth
2016 in review
Full year gold demand Second best year for ETFs Gold price ?nished the year up 8%
2014 2015 2016 2009 2016
4,309t
646t 532t
Gold demand gained 2% and Annual in?ows into ETFs were the Hefty investment in?ows fuelled reached a 3-year high of 4,309t second highest on record the price rise
Annual bar and Jewellery demand The 7th consecutive year of
coin demand fell to 7-year low net purchases by central banks
2016
384t
1,029t
Bar and coin demand was broadly China’s softening economy and However, demand from central stable helped by a Q4 surge India’s changing policy banks was the lowest since 2010 framework both contributed
Q4 2016
Gold lost some gains in Q4 Indian Demonetisation Strong investment from China
Gold rose by 25% to Q3 but fell This policy sparked an The price fall in Q4 was the with Trump’s acceptance speech immediate rush for gold, swiftly ideal buying opportunity for and the FOMC’s interest rate rise. halted by the ensuing cash crunch. retail investors.

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